PurpleReal.com, Corp.

July 7, 2014

Mara L. Ransom, Assistant Director

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Re:

PurpleReal.com, Corp.

Request for Effectiveness

File No. 333-194307

Dear Mr. Ingram:

We retract our July 1, 2014 request for effectiveness and hereby submit a new request effectiveness of PurpleReal.com, Corp.’s registration statement on SEC Form S-1, as amended.  By requesting accelerated effectiveness, we are aware of our responsibilities under the Securities Act of 1933 as amended and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

• The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting an effective date and time of July 7, 2013 at 3:00 p.m., or as soon as practicable thereafter. This date and time has been selected to allow for adequate review of our request by the S.E.C.

Should you have any questions please do not hesitate to call me at (727) 366-6506.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison

President

6371 Business Blvd., Suite 200, Sarasota, FL  34240 | 727-415-4121 | info@purplereal.com